Exhibit 99.8(c)(iii)

MUTUAL OF AMERICA
MUTUAL OF AMERICA	CAPITAL MANAGEMENT
CAPITAL MANAGEMENT CORPORATION

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1600
212 224 2539 FAX

April 28, 2010

Mutual of America Institutional Funds, Inc.

320 Park Avenue

New York, New York 10022-6839

Attention: John R. Greed, Chairman, President and Chief Executive Officer

RE:                              Agreement to Pay Operating Expenses dated as of April 1, 2002 (“Agreement”) Amendment to Notice of Cancellation

Dear Mr. Greed:

Reference is made to the Notice of Cancellation and Amendment to Section 5 contained in a letter dated December 30, 2009 (the “Cancellation Letter”) from the undersigned Chairman and Chief Executive Officer of Mutual of America Capital Management Corporation (“Capital Management”) to you, canceling the Agreement to Pay Operating Expenses by and between Capital Management and Mutual of America Institutional Funds, Inc. (the “Institutional Funds”) dated as of April 1, 2002, as amended (the “Agreement”) as of the close of business on April 30, 2010.

As a result of discussions between the Institutional Funds and Capital Management following the Cancellation Letter, it has been agreed that the Cancellation Letter shall not apply to certain funds of the Institutional Funds. This letter amends the Cancellation Letter and the Agreement, by eliminating the Institutional Funds Equity Index Fund and the Institutional Funds Mid-Cap Equity Index Fund (together, the “Institutional Index Funds”) from the effect of the Cancellation Letter, with the effect that the Agreement shall remain in full force and effect, in accordance with all of its terms, solely with respect to the Institutional Index Funds. Accordingly, the Agreement remains in full force and effect as to the Institutional Index Funds without regard to the April 30, 2010 cancellation date set forth in the Cancellation Letter, and it shall remain in full force and effect until it is canceled in accordance with its original terms.

Anything to the contrary herein notwithstanding, the Notice of Cancellation and Amendment to Section 5 remains in effect for all funds of the Institutional Funds except the Institutional Index Funds. Therefore, subsequent to April 30, 2010, all funds of the Institutional Funds, except the Institutional Index Funds, are hereby deleted from the Agreement. With regard to any proposed cancellation of the Agreement in the future related to either or both of the Institutional Index Funds, the Agreement as originally written shall apply, including without limitation the right of Capital Management to terminate the expense limitation for the succeeding calendar year by notice given within the period specified.

MUTUAL OF AMERICA CAPITAL MANAGEMENT CORPORATION
A SUBSIDIARY OF MUTUAL OF AMERICA LIFE INSURANCE COMPANY

Very truly yours,

Mutual of America Capital Management Corporation

By:	/s/ Manfred Altstadt
Manfred Altstadt
Chairman and Chief Executive Officer

By signing below, Mutual of America Institutional Funds, Inc. accepts and agrees to the foregoing amendment to the Cancellation Letter and the Agreement, as such terms are defined above.

Mutual of Institutional Funds, Inc.		Date:	4/28/10

By:	/s/ John R. Greed
John R. Greed
Chairman, President and Chief Executive Officer